[Letterhead of Sanderson Farms, Inc.]
June 28, 2006
VIA EDGAR AND FACSIMILE TRANSMISSION
Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Sanderson Farms, Inc., File No. 001-14977
Form 10-K for the Fiscal Year Ended October 31, 2005
Form 10-Q for the Fiscal Quarter Ended January 31, 2006
Dear Mr. Hiller:
     We respond to your letter dated June 19, 2006 setting forth the staff’s additional comments on the referenced reports. Our responses are numbered according to your letter.
1. Amended Reports
     We are transmitting for filing via the Edgar system today Amendment No. 1 to our Form 10-K for the fiscal year ended October 31, 2005, and Amendment No. 1 to our Form 10-Q for the fiscal quarter ended January 31, 2006. As you requested, we have prepared the 10-K/A and 10-Q/A in accordance with our letter dated May 15, 2006, and with the staff’s additional comments.
2. Hurricane Katrina
     We have included in the 10-K/A and 10-Q/A expanded disclosure about our unrecognized lost profits and expenses resulting from Hurricane Katrina in both the MD&A sections of those reports and in the financial statement notes. The changes appear on pages 8 and 18 of the 10-K/A and pages 7 and 14 of the 10-Q/A. The expanded disclosure is based on the language we included in our second quarter 2006 10-Q that was informally reviewed in advance by the staff.
3. Other Matters
     We have expanded our MD&A disclosure and the financial statement notes in both the 10-K/A and 10-Q/A to clarify why we have not accrued any reserves for the referenced litigation. The changes appear on pages 9 and 26 of the 10-K/A and pages 7-8 and 15 of the 10-

Q/A. They were also incorporated in our second quarter 2006 10-Q report and were informally reviewed in advance by the staff.
     If you have any questions concerning our amended filings or this letter, please contact me at (601) 649-4030.

Very truly yours, SANDERSON FARMS, INC.
By:	/s/ D. Michael Cockrell
D. Michael Cockrell
Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee
Mr. Philip J. Gunn, CPA, Ernst & Young LLP
Mr. Henry E. Chatham, Jr., Wise Carter Child & Caraway, P.A.
Mr. Louis Y. Fishman, Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.
Ms. Maureen Brennan Gershanik, Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.